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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


     (Check One): _ Form 10-K _ Form 20-F _ Form 11-K X Form 10Q _ Form N-SAR

               For Period Ended: March 31, 2000
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form11-K
               [ ] Transition  Report  on Form 10-Q
               [ ] Transition   Report  on  Form  N-SAR
               For  the Transition Period Ended:________________________________

     Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

     SILVERZIPPER.COM, INC.
Full Name of Registrant

     SABER CAPITAL, INC.
Former Name if Applicable

     350 Fifth Avenue
Address of Principal Executive Office (Street and Number)

     New York, NY 10118
City, State and Zip Code

PART II -- RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company has been experiencing difficulty in preparing its quarterly financial statement due to the recent departure of its accounting officer.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Paul E. Palmeri          (212)                        661-5959
             (Name)             (Area Code)                (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
          filed? If answer is not, identify report(s),  X Yes        No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ___ Yes X No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                             SILVERZIPPER.COM, INC.
                        (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


 Date     May 15, 2000                By :/s/Paul E. Palmeri
                                           -------------------

                                           PAUL E. PALMERI, Chairman and
                                           Chief Executive Officer